United States securities and exchange commission logo





                              July 27, 2020

       Peter Anthony Bordes, Jr.
       Chief Executive Officer
       Kubient, Inc.
       330 Seventh Avenue, 10th Floor
       New York, NY 10011

                                                        Re: Kubient, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 13, 2020
                                                            File No. 333-239682

       Dear Mr. Bordes, Jr.:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2019 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary
       Recent Developments, page 6

   1. We note your statement in this section that you believe the revenue derived from your agreement with the
associated press could reach as high as $500,000 per fiscal quarter in
                                                        2021. Please disclose
the basis for this estimate.
       Use of Proceeds, page 34

   2. We note your response to prior comment 5. However, we cannot find any disclosure in this section regarding
the interest rate and maturity of the existing debt you intended to pay off with proceeds
of this offering. Please advise.
 Peter Anthony Bordes, Jr.
FirstName  LastNamePeter Anthony Bordes, Jr.
Kubient, Inc.
Comapany
July       NameKubient, Inc.
     27, 2020
July 27,
Page  2 2020 Page 2
FirstName LastName
Capitalization, page 35

3. In the interest of transparency to investors, please revise your capitalization table to provide footnotes or similar disclosures to explain the adjustments made in arriving at your capitalization on a pro forma and pro forma as adjusted basis. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
37

4. You provide general disclosures on page 17 that COVID-19 has significantly impacted both brands and advertising channels and resulted in an overall decrease in advertising volumes. Please refer to CF Disclosure Guidance Topic 9A and revise your MD&A to address how COVID-19 has impacted your specific business operations, liquidity and capital resources. Please similarly revise your risk factor and financial statement disclosures as appropriate. Disclosures should address, but not be limited to, the following:
             Impact on your ability to retain and expand your customer base; Known or expected impacts upon the transaction volume on your platform and the
              rates you charge for your services;
             Financial statement and liquidity impact of your salary reduction program;
             Any known or expected adjustments needed to ensure sufficient access to capital (e.g.
              plans to increase borrowings, decrease operating costs and/or curtail capital expenditures); and
             Known or expected impacts on the timing of your deployment of KAI as a commercially available stand-alone enterprise product.
Results of Operations, page 39

5. Please enhance your discussion of net revenues for the three months ended March 31,
         2020 with the three months ended March 31, 2019 to address known or expected revenue trends for the foresee able future. For example, we note that approximately $1.3 million of your revenue for the quarter ended March 31, 2020 was attributable to beta testing of your KAI product. You disclose on page 20 that you will not generate future revenue from the beta test. Please revise to disclose both the anticipated lack of future revenue from beta testing and the potential impact to your revenue trends if your customers do not convert to or adopt the KAI product.
Liquidity and Capital Resources, page 41

6. You disclose on page 34 that, assuming you sell the maximum amount of common shares in your offering, the net proceeds, together with existing cash and cash equivalents, will enable you to fund operations for at least 12 months. Please similarly revise your liquidity disclosures. Please also revise your liquidity disclosures to address how your operations and liquidity will be impacted if you are unable to sell the maximum number of shares in this offering.
 Peter Anthony Bordes, Jr.
FirstName  LastNamePeter Anthony Bordes, Jr.
Kubient, Inc.
Comapany
July       NameKubient, Inc.
     27, 2020
July 27,
Page  3 2020 Page 3
FirstName LastName
Business
Customers and Revenue, page 46

7. In the third paragraph on page 46, you indicate that you maintain high customer retention and very little, if any, customer loss. Please reconcile this statement with your disclosure in the penultimate paragraph on page 46 that your customer count declined from 49 at
         December 31, 2019 to 35 as of March 31, 2020.
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets, page F-1

8. Please present a pro forma balance sheet alongside your most recent historic balance sheet to give effect to the conversion of your Senior and Junior Notes upon consummation of the IPO. The pro forma balance sheet should not give effect to the offering proceeds or anticipated repayments of notes.
Note 3 - Significant Accounting Policies , page F-6

9. We note your revenue recognition policy disclosure for the KAI product and the increase in your accounts receivable balance as of March 31, 2020. Please tell us how much of this balance pertained to the beta testing revenues of $1.3 million and quantify the extent to which these receivables have been subsequently collected.
Note 4 - Intangible Assets, page F-9

10. Please tell us in greater detail what your $1.5 million acquired data intangible asset represents, how you determined it was appropriate to capitalize these costs and how you determined the 5 year useful over which to amortize this asset. Refer to ASC 985-20-25.
Note 6 - Notes Payable, page F-10

11. Please revise your disclosures to clarify if the notes payable to related parties will be immediately due and payable upon consummation of the IPO or if they will be converted into the units in this offering upon consummation of the IPO.
Note 10 - Concentrations, page F-12

12. Since gross billings is not a GAAP measure, please revise your disclosures here and on page F-38 to present customer concentration information on the basis of net revenue.
Note 11 - Subsequent Events, page F-13

13. We note your disclosures about the Founder Employee Incentive Program on page F-14.
         Please disclose the terms of any share-based compensation awards granted subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.
 Peter Anthony Bordes, Jr.
Kubient, Inc.
July 27, 2020
Page 4
Item 16. Exhibits and Financial Statement Schedules, page II-4

14. You mark Exhibits 10.1 through 10.9, which were submitted with your draft registration statement, as "previously filed." Please note that a registrant's first publicly filed registration statement should include all available exhibits. Refer to Question 10 of the Jumpstart Our Business Startups Act FAQs - Confidential Submission Process for
      Emerging Growth Companies at
      https://www.sec.gov/divisions/corpfin/guidance/cfjumpstartfaq.htm.
Accordingly, please
      file Exhibits 10.1 through 10.9 with your next amendment.
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNamePeter Anthony Bordes, Jr.
                                                           Division of
Corporation Finance
Comapany NameKubient, Inc.
                                                           Office of Technology
July 27, 2020 Page 4
cc:       Marc J. Adesso
FirstName LastName